EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Red Cat Holdings, Inc., par value $0.001 per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2025

G1 EXECUTION SERVICES, LLC	SUSQUEHANNA SECURITIES, LLC
By: /s/ Brian Sopinsky	By: /s/ Brian Sopinsky
Name: Brian Sopinsky	Name: Brian Sopinsky
Title: Secretary	Title: Secretary